

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People's Republic of China

> **Re: New Oriental Education & Technology Group, Inc.**
> **Form 20-F for the Fiscal Year Ended May 31, 2012**
> **Filed October 12, 2012**
> **Response Dated January 24, 2013**
> **File No. 001-32993**

Dear Mr. Hsieh:

We have reviewed your response and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 23. Restricted Net Assets, page 56

1.   We note your response to comment 11 from our letter dated December 21, 2012. Rule 4-08(e) of Regulation S-X defines restricted net assets as "*that amount of the registrant's proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).*" Please tell us whether the net assets of your PRC subsidiaries may be transferred to the parent company in the form of loans or advances without regulatory approval. In your response, tell us how you considered the regulations on foreign exchange as they relate to capital account items as described on page 42 of your most recent Form 20-F and *Circular on Issues concerning Internal Management of Foreign Currency Funds of Multinationals* (Circular 104).

In addition, it appears that the net assets of your WFOEs are restricted as they may not be transferred to the parent company in the form of loans or advances, and cash dividends are restricted to the extent of the statutory reserves and share capital.

Please revise your note disclosure to describe the restrictions on the ability of your WFOEs and VIEs to transfer funds to the registrant in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.). In your response provide us with your proposed, revised note disclosure.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director